

February 26, 2013

<u>Via E-mail</u>
Raju Vegesna
Chief Executive Officer
Sify Technologies Limited
Tidal Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113
India

> **Re: Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed August 13, 2012**
> **File No. 0-27663**

Dear Mr. Vegesna:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We are aware of news articles reporting that you have an agreement with Gulf Bridge International, which intends to build an undersea telecom cable network connecting to Iran, to land its cable system in India; and that you have an agreement with Saudi Telecom Company, which operates a terrestrial cable system connecting to Syria, to access its network in the Middle East. We also are aware of articles reporting statements by your CEO that those networks would enable your enterprise customers to connect to Middle Eastern countries like Sudan. Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic

sanctions and export controls. Your Form 20-F does not include disclosure about operations related to Iran, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products, equipment, software, technology, information, support, and services you have provided into Iran, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
   Assistant Director
   Division of Corporation Finance